Exhibit 3.1

AMENDMENT TO BYLAWS OF LUNA INNOVATIONS INCORPORATED

The Amended and Restated Bylaws (the “Bylaws”) of Luna Innovations Incorporated, a Delaware corporation (the “Company”), are hereby amended as follows:

A new Article VIII, Section 8.12 is hereby added to the Bylaws, which shall read in its entirety as follows:

“ARTICLE VIII

GENERAL MATTERS

SECTION 8.12. FORUM FOR ADJUDICATION OF DISPUTES. Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim against the corporation, its current or former directors, officers or employees arising pursuant to any provision of the General Corporation Law of the State of Delaware or the corporation’s Certificate of Incorporation or these Bylaws, or (iv) any action asserting a claim against the corporation, its current or former directors, officers or employees governed by the internal affairs doctrine, except as to each of (i) through (iv) above, for any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this paragraph shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this paragraph (including, without limitation, each portion of any sentence of this paragraph containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.”

Dated: January 30, 2015	By:	/s/ Fourd Kemper
Fourd Kemper
Secretary